November 19, 2018

Anthony Domalski
Chief Financial Officer
Sotherly Hotels Inc.
Sotherly Hotels LP
410 West Francis Street
Williamsburg, VA 23185

       Re: Sotherly Hotels Inc.
           Sotherly Hotels LP
           Form 10-K for the fiscal year ended December 31, 2017
           Filed March 16, 2018
           File No. 001-32379 (Inc.)
           File No. 001-36091 (LP)

Dear Mr. Domalski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities